                                                    EXHIBIT D

                               BIOVAIL

                        1997 Annual Report

                           CORPORATE PROFILE

Biovail Corporation International is an international full service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

Biovail applies its proprietary drug delivery technologies to drug compounds that are free of patent protection to develop both branded and generic controlled-release products. These controlled-released products improve on existing formulations and provide therapeutic, pharmacoeconomic and other benefits inherent in controlled-release products.

As a fully integrated company, Biovail provides proven expertise and resources in all stages of the development, formulation, clinical testing, regulatory filing and manufacture of products. The Company operates state-of-the-art research and development and manufacturing facilities in both Manitoba, Canada and Puerto Rico.

Biovail's products are marketed worldwide through out-licensing agreements and strategic partnerships with some of the world's leading pharmaceutical companies. At present, Biovail's products are sold in more than 55 countries, including the U.S., Canada, the European Community (EC), South America and Australia.

The Company's wholly-owned subsidiary, Crystaal Corporation, markets branded products in Canada developed by Biovail, as well as products in-licensed through marketing alliances with strategic partners. Crystaal's mandate is to expand its portfolio and presence in the Canadian marketplace.

Operations also include Biovail Contract Research, which provides clinical and laboratory services to third party pharmaceutical companies, as well as to Biovail.

Biovail is dedicated to ongoing research and development. Its strategy is to develop and maintain a strong product portfolio of both generic and branded controlled-release pharmaceutical products. Biovail currently has several key products filed for approval and many other promising products in late-stage development. In addition, the Company has established a strong research program to ensure the ongoing development of branded controlled-release products.

Biovail's corporate headquarters is located in Toronto, Canada. Biovail Corporation International's common stock trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BVF".

                                 INDEX



FINANCIAL HIGHLIGHTS..........................   2

LETTER TO SHAREHOLDERS........................   3-6

CURRENT PRODUCTS..............................   8-11

BIOVAIL CONTRACT RESEARCH.....................   12

MANUFACTURING.................................   13

CRYSTAAL CORPORATION..........................   14

RESEARCH & DEVELOPMENT........................   15

BIOVAIL PIPELINE..............................   16-18

MANAGEMENTS DISCUSSION & ANALYSIS.............   19-24

REPORT OF MANAGEMENT..........................   25

AUDITOR'S REPORT..............................   26

CONSOLIDATED BALANCE SHEETS...................   27

CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS [DEFICIT]...............   28

CONSOLIDATED STATEMENTS OF CASH FLOWS.........   29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS....   30-43

COMMON SHARE INFORMATION......................   44

CORPORATE INFORMATION......................... inside back cover

All dollar amounts contained in this report are in U.S. dollars, unless otherwise stated.

                                   1995                  1996                  1997

                                 [ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED
                                IN THOUSANDS OF U.S. DOLLARS]
OPERATING DATA
Revenue                            $19,644                $66,430              $82,379
Research and
Development Expense                  7,194                 10,901               14,386
Net Income Before
Unusual Items                        2,253                 23,284               35,241
EPS Before Unusual Items              0.09                   0.92                 1.38
Net Income                           5,870                 23,284               35,241
EPS                                   0.23                   0.92                 1.38

FINANCIAL POSITION

Working Capital                       $696                 $9,606              $47,663
Total Assets                        60,867                 58,606               93,739
Long-term Debt                      10,195                  6,968                4,847
Shareholders' Equity                14,592                 36,943               75,458
Current Ratio                        1.0:1                  1.6:1                4.1:1
Debt to Equity Ratio                0.70:1                 0.19:1               0.06:1

OTHER DATA

Number of Employees                    250                    315                 377
Weighted Average Shares
Outstanding                     24,993,000             25,378,000          25,606,000


THREE YEAR TREND ANALYSIS SELECTED DATA



                                    [GRAPH]

LETTER TO SHAREHOLDERS

The past year has been one full of considerable challenges and opportunities for Biovail. I am very pleased to report that your Company has successfully met these challenges and taken full advantage of the opportunities. The result has been a very exciting and rewarding 12 months which has seen Biovail reach new levels of success and lay the groundwork for additional, sustainable growth and profitability.

In the past year Biovail achieved record revenues and net income, and finished the year in a strong financial position. The Company further strengthened its position as one of the world's leading controlled-release pharmaceutical development companies. Our accomplishments in 1997 have been many, and we have made tremendous progress in virtually every area of the Company's operations.

The Company's branded once-daily diltiazem product known as Tiazac(R)in North America and Viazem SR(R) in Europe (where it is marketed under a number of brand names) was approved in a number of major European markets in 1997. In August, Viazem SR(R) successfully completed a European Mutual Recognition Procedure. Biovail's Viazem SR(R) is now approved and marketed in many European Community nations. The product was approved for the angina pectoris indication in the United Kingdom and approval of this indication in other EC countries is eminent. Biovail has licensing agreements for Viazem SR(R) in all the territories where approval has been received.

In addition, agreements were negotiated towards the end of 1997 for marketing the product in Italy, Argentina, Brazil and Australia. Excluding North America, Biovail has now executed licensing and marketing agreements for its branded once-daily diltiazem product in 14 countries.

In the US, the market share of Tiazac(R) continues to grow steadily. The recent FDA approval of Tiazac(R) for the treatment of angina pectoris will increase the product's market potential, as it creates further inroads into the important managed care market segment. In late 1997, Forest Laboratories announced the addition of 200 new sales representatives. This will significantly increase the detailing of Tiazac(R) in the US market, and an increase in Tiazac(R) sales is anticipated.

In Canada, Tiazac(R) received approval in April, 1997 for the treatment of hypertension. Crystaal Corporation, Biovail's Canadian sales and marketing subsidiary, successfully launched Tiazac(R) in May of 1997. With a comprehensive marketing strategy in place, Tiazac(R) is positioned to capture a significant share of the Canadian diltiazem market.


                                EUGENE N. MELNYK
                             CHAIRMAN OF THE BOARD

                                    [PHOTO]

LETTER TO SHAREHOLDERS

Biovail expanded its generic product portfolio with the successful filing of Abbreviated New Drug Applications ("ANDAs") for a number of important products. Among these are generic controlled-release formulations of Cardizem CD and Verelan. In the first quarter of 1998, ANDAs were filed for generic versions of Adalat CC and Procardia XL. Biovail currently has six products awaiting FDA approval. The combined annual sales of the branded versions of these products currently exceeds $2.0 billion in the US market alone.

These filings strengthen Biovail's position as an international leader in the development of controlled-release pharmaceutical products, and are a vital component of the Company's short-term earnings growth strategy. To maximize the opportunities these ANDA products represent, the Company's objective is to enter into licensing agreements for the marketing of these products worldwide.

In December, Biovail concluded a multi-dimensional marketing and product development agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva"). The agreement provides Teva with exclusive US marketing rights for 12 generic products from Biovail's portfolio of controlled-release products. Biovail retains the exclusive manufacturing rights for these products. These include generic formulations of Cardizem CD, Cardizem SR, Verelan, Trental, Procardia XL and Adalat CC, as well as six other products. Regulatory approval of these products is expected to begin in 1998.

Canadian marketing agreements were also concluded in 1997 for a number of generic products. Novopharm Ltd. is Biovail's marketing partner for the Company's generic Cardizem CD and Technilab Pharma Inc. will market Biovail's generic Trental, Verelan and Cardizem SR upon regulatory approval of the products.

Last year, Biovail made significant progress in implementing its mid- and long-term strategy through the successful formation of Intelligent Polymers Limited ("IPL"), an exciting research endeavor. Launched through a $75 million public offering in October of 1997, IPL's mandate is to develop branded once-daily controlled-release versions of carefully selected high volume products that are currently marketed only as immediate-release formulations. All proceeds from the IPL offering are dedicated to research, clinical testing, product development and subsequent filing and approval of promising branded products. Biovail is under contract to perform this work on behalf of IPL.


                               ROBERT A. PODRUZNY
                                 PRESIDENT AND
                            CHIEF OPERATING OFFICER

                                    [PHOTO]

                               KENNETH G. HOWLING
                               VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER

                                    [PHOTO]

                                BRUCE D. BRYDON
                            CHIEF EXECUTIVE OFFICER

                                    [PHOTO]

LETTER TO SHAREHOLDERS


The unprecedented positive response to the IPL launch has allowed the Company to initiate work on several promising products. With the IPL funding, the Company will be able to perform advanced research without negatively affecting Biovail's current earnings base.

The development of products through IPL will provide Biovail with the sustainable high quality earnings that are achievable only in the branded-product segment of the global pharmaceutical industry.

Biovail Contract Research performed strongly in 1997. Enhancements and upgrades completed early in the year resulted in a three-fold increase in bioanalytical laboratory tests performed, and a 42% increase in subject bed-nights. In 1997, Biovail Contract Research played a pivotal role in Biovail's timely and efficient regulatory filings.

Crystaal further enhanced its profile in Canada in 1997 through an exclusive agreement with Fournier Pharma Inc., the Canadian subsidiary of the respected French pharmaceutical company. Under the terms of the agreement, Crystaal will co-promote Fournier's Lipidil Micro (micronized fenofibrate), a leading Cholesterol lowering agent. Since the beginning of 1998, Crystaal has already in-licensed two promising new products, and negotiations are in the final stages for additional products.

Financially, 1997 was another record year for Biovail. Revenue for the year was $82.4 million, an increase of 24% over 1996's previous record revenue of $66.4 million. Net income in 1997 increased by 51% to $35.2 million, or $1.38 per share, compared with net income of $23.2 million, or $0.92 per share in 1996.

Overall, Biovail's financial position is solid, with $93.7 million in total assets, $47.7 million in working capital, minimal debt of $5 million and shareholders equity of $75.5 million. This strong financial position allows us to continue to pursue promising opportunities that are consistent with the Company's business development and growth strategy.


                              ROLF K. REININGHAUS
                             SENIOR VICE PRESIDENT
                             AND PRESIDENT CRYSTAAL
                                  CORPORATION

                                    [PHOTO]


                             KENNETH C. CANCELLARA
                           SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL

                                    [PHOTO]

LETTER TO SHAREHOLDERS

In summary, Biovail Corporation International currently has 12 products marketed worldwide generating revenues in excess of $400 million; a total of 17 blockbuster products in the development pipeline (with combined annual US market sales of the branded formulations of these products presently exceeding $7 billion in revenue); leading-edge scientific expertise; the resources and experience to take a product from development to the global marketplace; positioning through Crystaal to become a significant force in the Canadian market; a strong financial position and a focused management team with the experience and insight to adapt to changing market dynamics. Biovail remains an earnings-driven and growth-oriented Company with a well-defined strategy for expansion and profitability.

I would like to take this opportunity to acknowledge Bob Podruzny in his new position as President and Chief Operating Officer of Biovail. Bob was previously Vice President, Finance and Chief Financial Officer. Bruce Brydon remains Biovail's Chief Executive Officer. Rolf Reininghaus, Biovail's Senior Vice President, Corporate and Strategic Development has assumed the additional role of President of Crystaal Corporation. Dr. Isa Odidi was promoted to the position of Vice President, Research and Development, in recognition of his outstanding contributions. Finally, I would like to welcome Ken Howling to Biovail as Vice President, Finance and Chief Financial Officer.

On behalf of the Board and management of Biovail I express my sincere appreciation to all of our employees and shareholders for their invaluable contribution to what has been a truly exciting and successful year.

Sincerely,

Eugene Melnyk

Chairman of the Board

                        1997 THE YEAR IN REVIEW

                            CURRENT PRODUCTS


Tiazac(R)

Biovail's branded once-daily diltiazem competes in the calcium channel blocker category, a class of drug used worldwide in the treatment of hypertension and angina. In the US alone, hypertension accounts for almost 15% of all prescriptions written. US annual sales of diltiazem products are close to $1 billion, and the market share of this class of drug continues to grow.

With once-daily products accounting for approximately 90% of diltiazem sales, Tiazac(R) is ideally positioned. Tiazac(R) offers several therapeutic benefits, including enhanced bioavailability and a more consistent 24-hour reduction in diastolic blood pressure compared to competitive products, as well as significant cost advantages. Since its introduction in early 1996, Tiazac has already achieved significant market penetration.


                                    [GRAPH]

                                CURRENT PRODUCTS

Tiazac(R) is marketed in the US by Forest Laboratories Inc., a company with an aggressive, results-oriented sales team and a comprehensive marketing network. At the conclusion of 1997, Tiazac(R) had achieved a 12% share of new diltiazem prescriptions, generating an annual run rate of over $100 million in sales revenue.

The Company anticipates that US sales of Tiazac(R) will grow at an accelerated rate in 1998 due to several factors. Forest Laboratories has announced that Tiazac(R) will be detailed by 200 additional sales representatives, beginning in the first half of 1998. Also, in the first quarter of 1998, Tiazac(R) received FDA approval for the angina pectoris indication. Angina currently accounts for 30% of total diltiazem sales. The approval of Tiazac(R) for both hypertension and angina increases the market potential, as the product can now be marketed more aggressively to the large US managed care market.

Tiazac(R) was launched in Canada by Crystaal Corporation in May, 1997. Through Crystaal's strong marketing efforts, Tiazac was detailed to more than 3,000 Canadian physicians within a month of the launch. By the end of June 1997, Tiazac(R) was being stocked in a third of all Canadian pharmacies and drug wholesalers.

In Canada, sales of products such as Tiazac(R) are strongly influenced by listing on provincial formularies. A formulary listing establishes a product as an approved medication, qualifying for reimbursement. By the end of 1997, Tiazac(R) was listed on seven of 10 provincial formularies, with listing on the three remaining formularies being imminent. These listings, combined with Crystaal's aggressive marketing strategy, will contribute significantly to increased Canadian sales of Tiazac(R) in 1998.

                                CURRENT PRODUCTS

Viazem SR(R)

The Company's branded once-daily diltiazem product, know as Viazem SR(R) in Europe (and marketed under a number of brand names in different European territories), successfully completed the European Mutual Recognition Procedure in August of 1997. Viazem SR(R) is now approved for the treatment of hypertension in Belgium, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, Sweden and the Netherlands. Viazem SR(R) was approved for hypertension in the United Kingdom in March of 1996.

Another exciting event was the approval in the United Kingdom for Viazem SR(R) for the treatment of angina. Additional approvals for angina in Europe are expected in 1998. These approvals will provide Viazem SR(R) with total access to the European diltiazem market.

Revenues from European sales are anticipated to grow throughout 1998.

Also in the past year, Biovail expanded the marketing of Viazem SR(R) into other world markets. Agreements were signed late in the year with globally recognized pharmaceutical companies to market the product in Brazil, Argentina and Australia. Biovail presently has licensing agreements for its once-daily diltiazem in 14 countries worldwide.

                                CURRENT PRODUCTS

ORUVAIL AND OTHER PRODUCTS


Oruvail, Biovail's once-daily extended-release Ketoprofen, continued to perform strongly in 1997, with worldwide licensee sales of approximately $200 million. Used in the treatment of rheumatoid arthritis and osteoarthritis, chronic conditions affecting 18 million individuals in the US alone, Oruvail is marketed in the US by Wyeth-Ayerst Laboratories and outside of the U.S. by Rhone-Poulenc Rorer

In addition, Biovail's extensive portfolio includes a number of products used in the treatment of chronic conditions. All of these products utilize Biovail's controlled-release delivery technology. They are marketed around the world through licensing agreements with leading international pharmaceutical companies.

These products include:

Norpace (antiarrhythmic)
Theo-24 (bronchodilator)
Isoket Retard (coronary vasodilator)
Elantan Long (coronary vasodilator)
Sirdalud CR (muscle relaxant)
Gastro-Timelets (GI motility modifier)
Novagent (anti-inflammatory)
Beta-Timelets (anti-hypertensive)
Tiamon Mono (analgesic)
Reganon Retard (anti-obesity)

BIOVAIL CONTRACT RESEARCH

Biovail Contract Research is a stand-alone business unit providing clinical research services and laboratory testing for third party international and domestic pharmaceutical companies, as well as for Biovail. Biovail Contract Research operates independently with its own Institutional Review Board to assure its third party clients of confidentiality and total integrity. Located in Toronto, Biovail Contract Research's facilities include a modern 35,000 sq.ft. building including a fully equipped bioanalytical laboratory and a live-in Bio Center, where Phase I bioavailability and bioequivalence studies are performed.

In 1997, the management team was strengthened at Biovail Contract Research with a mandate to increase business. Facilities were further upgraded, resulting in significant increase in productivity. Test results produced in the laboratory increased by 300% and bed-night utilization in the Bio Center rose by 42%.

In addition to its work for third party clients in 1997, Biovail Contract Research played a vital and cost efficient role in the ANDA filings for Biovail products. Biovail Contract Research will also be instrumental in testing and preparing submissions for future Biovail and IPL products.

                             Manufacturing

Biovail controls all aspects of the pharmaceutical development and production process, including product manufacturing. The Company operates state-of-the-art manufacturing facilities in Manitoba, Canada and in Puerto Rico. These modern facilities are FDA approved and designed specifically for the manufacture of controlled-release drug products, including Tiazac(R) for the North American, European and other markets.

                          Crystaal Corporation

Biovail's wholly owned Canadian sales and marketing subsidiary experienced significant growth in 1997. Crystaal successfully launched TiazacAE in the Canadian marketplace in the second quarter of 1997. Tiazac(R) success is expected to accelerate in 1998, as the product is added to provincial formularies. At the end of 1997, Tiazac(R) was listed on seven of 10 provincial formularies. Listing on the remaining three provincial formularies, including Ontario (Canada's largest diltiazem market) is expected in 1998. Formulary listings, which qualify a drug product for reimbursement, have a major impact on sales in the Canadian market.

Crystaal's mandate is to expand its portfolio of branded products through the addition of products manufactured and/or licensed from Biovail, as well as products in-licensed through strategic marketing alliances.

In the fourth quarter of 1997, Crystaal entered into a sales agreement with the international pharmaceutical firm Fournier Pharma Inc for the co-marketing in Canada of Fournier's Lipidil Micro, a leading cholesterol lowering agent that lowers the levels of LDL cholesterol while significantly increasing HDL cholesterol. This will further strengthen Crystaal's marketing profile and is expected to contribute significant revenues without additional costs.

To better manage future operating costs and maximize utilization of corporate resources, Crystaal's head office was relocated from Montreal to Toronto in the fourth quarter of 1997. In 1998, Crystaal will in-license a number of promising branded-products, effectively expanding its portfolio and strengthening its position in the Canadian pharmaceutical marketplace.

                        RESEARCH AND DEVELOPMENT

Ongoing research and development is essential to Biovail's future growth and profitability. Biovail's scientists employ leading-edge technology, as well as the latest in computer modeling and simulation techniques, at its state-of-the-art Canadian research laboratory.

The Company's proprietary controlled-release delivery platforms have been developed to be highly flexible, providing release profiles that can be tailored to a number of drug compounds.

Biovail's expertise in controlled-release drug delivery technology allows the Company to pursue the development of technically challenging controlled-release formulations of existing high volume products. The focus is on developing both generic and branded controlled-release products that provide clear competitive advantages (i.e. clinical and/or cost benefits) over existing products.

The development of high margin branded pharmaceutical products is a major component of Biovail's mid- and long-term strategy. Biovail's made significant progress in implementing this strategy in 1997, through the successful public offering of Intelligent Polymers Limited. This offering raised significant funds, which will be devoted to the research and development of branded controlled-release products.


                                 DR. ISA ODIDI
                                 VICE-PRESIDENT
                             RESEARCH & DEVELOPMENT

                                    [PHOTO]

                          THE BIOVAIL PIPELINE

BIOVAIL'S PIPELINE STRATEGY

Since its inception, Biovail has achieved a unique position within the global pharmaceutical industry, by focusing its expertise and resources on the development of advanced controlled-release products in key therapeutic categories. Oral controlled-release products represent the most significant growth area in the pharmaceutical marketplace. Annual sales of these products in the US alone are in excess of $8 billion. In addition, on a global basis, this sector is expanding by more than 30% annually.

Biovail has evolved into a global company, with a diverse portfolio of twelve products marketed world-wide, in addition to a strong pipeline of both branded and generic products.

Biovail's mandate is to ensure a strong, expanding portfolio through the development of select generic (ANDA) and branded (NDA) controlled-release products.

Biovail's generic strategy is to focus on select products that are free from patent protection, or for which patent expiration is near term. This allows for timely product development and approval, thus ensuring near-term revenue flow and a prompt return on investment.

Biovail's branded-product strategy is to develop improved proprietary controlled-release versions of existing high volume immediate-release products. These improved branded-products provide the sustainable mid- and long-term high margin returns associated with the branded pharmaceutical market.

                        THE BIOVAIL PIPELINE

The ANDA Pipeline

Biovail currently has six significant controlled-release generic products filed with the US Food and Drug Administration. Combined, the branded versions of these formulations account for annual US sales of approximately $2.0 billion.

During 1997, the Company filed ANDAs for generic versions of Cardizem CD, a hypertension/angina medication with US sales of $700 million; and Verelan, a hypertension/angina agent with US sales of $110 million.

Two additional cardiovascular products were filed in early 1998. These are generic versions of Adalat CC, a product with US sales of $365 million; and Procardia XL, a product with US sales of $785 million.

In addition, in 1996 the Company filed ANDAs for a generic version of Cardizem SR, an anti-hypertensive with US sales of $20 million; as well as a generic version of Trental, a peripheral vascular agent with US sales of $150 million. Approval of these two products is anticipated in the near term.

Biovail's generic pipeline also includes six additional products for the treatment of chronic disease states. These products, presently undisclosed for competitive reasons, will be generic versions of branded products that, in aggregate represent $2 billion in annual sales.

Marketing of ANDA Products

Biovail's strategy is to market its generic products though licensing agreements and strategic partnerships with prominent global pharmaceutical partners. Licensing agreements are currently in place for existing Biovail products with a number of international companies.

In December of 1997, Biovail concluded a multi-dimensional agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the exclusive US marketing of Biovail's pipeline of 12 controlled-release generic products.

Based in Israel, Teva is one of the premier generic companies operating in the US, with an established reputation and a strong marketing presence. The terms of the agreement include payment by Teva to Biovail of $34.5 million, on achievement of pre-determined R & D milestones, as well as sharing of sales revenue, after deductions of specified expenses. Negotiations are presently underway for additional territories. Under the terms of the agreement Biovail maintains exclusive manufacturing rights for these products.

                        THE BIOVAIL PIPELINE

The NDA Pipeline

Biovail's NDA product strategy is to develop branded controlled-release products offering mid and long-term high margin returns. The Company's implementation of this strategy was significantly enhanced in 1997 with the successful public offering of Intelligent Polymers Limited. ("IPL")

IPL was formed by Biovail in October, 1997 specifically to fund the development of branded once-daily controlled-release high volume products currently marketed only as immediate formulations. The funds raised through the public offering enable Biovail to pursue R & D opportunities in the lucrative branded product market without negatively affecting earnings.

Approximately $75 million was raised through the IPL offering. All of the IPL's resources will be applied directly to research, clinical testing, final product development, approval and eventual commercialization of Biovail's branded products.

Under the structure of the Biovail/IPL co-operation, Biovail and IPL will each have specific rights and obligations. Biovail will have the option to acquire all of IPL's common shares at pre-established prices over a five year period.

The research and development efforts of IPL will focus on branded controlled-release products for chronic disease states, such as anxiety, depression, hypercholesteremia, chronic pain and diabetes. Biovail has identified five branded-products within these categories whose patents have expired or are due to expire in the near future. Combined annual US branded sales of these targeted products are in excess of $2.0 billion.

                        Branded Product Pipeline

Product                         Indication
Bromfenac(Duract)               Pain management
Bupropion(Wellbutrin/Zyban)     Depression, smoking cessation
Buspirone(Buspar)               Anxiety,depression
Gabapentin(Neurontin)           Seizure disorders
Metformin(Glucophage)           Diabetes
Tramadol(Ultram)                Pain management

These branded-products will be out-licensed in a late stage of development to strong marketing partners, thus maximizing return on R & D investment. Select IPL NDA branded products will be marketed in Canada by Crystaal Corporation.

                    MANAGEMENT DISCUSSION & ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Biovail Corporation International ("Biovail" or "the Company") derives its revenues from (I) developing and licensing oral controlled-release products using its proprietary drug delivery technologies; (II) manufacturing such products for sale to licensees and wholesalers; and (III) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

For Biovail, 1997 revenues increased by 24%, to $82,379,000 compared to the preceding year. In 1996, revenues totalled $66,430,000 compared to $19,644,000 in 1995. Net income in 1997 increased by 51%, to $35,241,000 or $1.38 per share, compared to $23,284,000 or $0.92 per share in 1996 and $5,870,000 or $0.23 in 1995. The continued growth of the Company is due to the increasing sales of Tiazac(R) in the U.S. market, the successful launch of Tiazac(R) in Canada and the successful completion of several development and marketing agreements for the Company's products.

In July 1997, Intelligent Polymers Limited ("IPL") was formed by the Company primarily to advance the development of once-daily controlled-release versions of selected drugs by combining the Company's proprietary drug delivery technologies with various drug compounds for ultimate commercialization of such
products. In October 1997, IPL    completed a public offering of units and
raised net proceeds of approximately $69,500,000. Substantially all of the proceeds of the offering will be used to make payments to the Company under a development agreement whereby Biovail will undertake the development on IPL's behalf, of six identified once-daily controlled-release branded generic versions of designated products.

In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled-release products. Under the terms of the agreement, Teva is obligated to pay the Company $34.5 million for reimbursement of research and development fees and product shipments.

The Company's growth strategy relies on product shipments and advancing the development of its pipeline products. In support of this strategy, the Company incurred research and development expenses totalling $14,386,000 in 1997.

As at December 31, 1997, the Company's total assets were $93,739,000 and shareholder's equity was $75,458,000.

                    MANAGEMENT DISCUSSION & ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REVENUE

Revenues for 1997 were $82,379,000 an increase of $15,949,000 or 24% compared to the preceding year. In 1996, revenues amounted to $66,430,000 compared to $19,644,000 in 1995. The 1997 revenue increase was primarily due to increased research and development and royalty and licensing revenues.

Research and development revenue from third-party customers was $19,559,000 in 1997, compared to $4,374,000 and $4,333,000 in 1996 and 1995 respectively. The increase in revenue was due to product development activities undertaken on behalf of IPL and Teva.

Manufacturing revenue was $50,333,000 in 1997, compared to $54,313,000 in 1996 and $7,915,000 in 1995. In 1997 revenues were generated primarily on sales of Tiazac(R) to Forest Laboratories (''Forest'') for the U.S. market, Canadian market sales of Tiazac(R) by the Company's subsidiary, Crystaal Corporation (''Crystaal''), and the shipment of prelaunch product to Teva. The decrease in manufacturing revenue from 1996 was due to the inventory level adjustment by Forest relating to initial inventory pipeline fill and launch sampling program requirements. Additionally, the expected one time contractual price reduction to Forest of approximately 25%, which occurred at the end of the second quarter of 1997, contributed to the year over year decline in manufacturing revenue.

Royalty and licensing revenue, net of related expenses, totaled $12,487,000 in 1997, compared to $7,743,000 and $7,396,000 in 1996 and 1995, respectively.
Included in royalty and licensing revenue in 1997 is a technology transfer fee of $3,500,000 charged to IPL for access to and use of Biovail's proprietary technology to be used in the development of IPL's products. Excluding the impact of this transfer fee, net royalties increased 16% in 1997 as compared to 1996 as a result of increased Oruvail(R) and Tiazac(R) sales in the U.S. market. The increase in royalty revenue in 1996 over 1995 is primarily due to royalties earned on sales of Tiazac(R).

COST OF MANUFACTURED GOODS SOLD AND GROSS MARGINS

The cost of manufactured goods sold was 33% in 1997 compared to 40% in 1996 and 34% in 1995. The Company's gross margins are impacted by product sales price, product mix and manufacturing volumes. In 1997, Tiazac(R) U.S. ''trade sales'' (sales other than sample sales) were approximately 86% of total unit sales as compared to only 40% in the comparable period in 1996. Trade supplies are sold at a higher price than sample sales and also have a lower cost of manufacture due to lower packaging and labor costs, resulting in a higher margin for trade sales. In addition, the Company launched Tiazac(R) in Canada in 1997, accounting for approximately 19% of total manufacturing revenues.

                    MANAGEMENT DISCUSSION & ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Canadian sales are at a higher margin than U.S. sales due to sales directly to the market by Crystaal, as opposed to U.S. sales, which are made through a marketing partner. As a result of the higher percentage of trade sales, launch of Tiazac(R) in Canada and improved manufacturing efficiencies, the manufacturing margins increased to 67% of revenues in 1997, as compared to 60% in the comparable period in 1996. The 1995 margins are not meaningful comparisons due to the low sales volumes.

Research and Development

Research and development expenses for 1997 were $14,386,000 as compared to $10,901,000 and $7,194,000 in 1996 and 1995 respectively. The increased spending reflects the Companyis increased level of research and development activity on its greater number of pipeline products and the increased research and development activity for third party customers.

Selling, General and Administrative

Selling, general and administrative expenses increased to $13,989,000 in 1997, compared to $10,166,000 in 1996 and $7,182,000 in 1995. The year to year increases are primarily as a result of the impact of increased levels of activity in the Company including sales and marketing expenses related to the launch of Tiazac(R) in Canada, the registration costs associated with Tiazac(R) in the European markets and the hiring of key management personnel.

Operating Income

Operating income of $37,533,000 was achieved in 1997 compared to operating
income of $23,606,000 in 1996 and $2,553,000 in 1995.   Canadian operations
incurred operating losses of $935,000, $6,153,000 and $6,720,000 in each of 1997, 1996, and 1995, respectively. The decrease in operating losses is due to the impact of the launch of Tiazac(R) in Canada in 1997. Canadian operational losses are due to expenses incurred with respect to corporate office, sales and marketing operations and research and development activity. Operating income of $3,929,000, $4,167,000 and $2,571,000 in each of 1997, 1996, and 1995 respectively was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail's products. Operations in Barbados and Puerto Rico contributed operating income of $34,539,000 in 1997, $25,592,000 in 1996, and $6,702,000 1995. The increases in operating income in Barbados and Puerto Rico was due primarily to manufacturing sales and product development activities.

                        MANAGEMENT DISCUSSION & ANALSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest

Interest expense was $351,000 in 1997 and $99,000 in 1995 as compared to interest income of $392,000 in 1996. Net interest expense in 1997 was due to the utilizatization of the company's operating line throughout the year to support working capital requirements. Net interest income in 1996 was earned as a result of surplus cash and short-term deposits.

Income Taxes

Income taxes in 1997, 1996, and 1995 in the amounts of $1,941,000, $714,000, and $201,000 respectively, relate to the Company's foreign subsidiaries.

Net Income

The company recorded net income of $35,241,000 or $1.38 per share in 1997, compared to $22,284,000 or $0.92 per share in 1996 and $5,870,000 or $0.23 per share in 1996. Earnings per share have been calculated using the weighted average number of common shares outstanding during the year.

Liquidity and Capital Resources

As at December 31, 1997, the Company's working capital was $47,663,000 compared to $9,606,000 at December 31, 1996 which represented a working capital ratio of 4.2:1 as compared to 1.6:1 respectively.

The Company had positive cash flow of  $4,316,000, in 1997, compared to negative
cash flow of  $5,632,000 in the comparable period in 1996.   Cash generated from
operations was $38,398,000 and $25,251,000 in 1997 and 1996, respectively. Working capital increased in 1997 due to an increase in accounts receivable related to the launch of Tiazac(R) in Canada, amounts owing from Teva relating to the reimbursement of research and development fees and increases in inventories related to raw material inventories for Tiazac(R) and generic products.

Although similar increases in the non-cash components of working capital relative to operating income may occur in the future, the Company believes such increases are temporary in nature and are not expected to have a long-term effect on the Companyis cash flow.

Investing activities in 1997, related to additions to fixed assets of $2,664,000, an increase in loans to executive officers of $421,000, the acquisition of product rights and intangibles of $86,000 and an investment in IPL consisting of special shares of $12,000. In the comparable 1996 period investing activities included additions to fixed assets of

                        MANAGEMENT DISCUSSION & ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


$6,692,000, loans of $2,512,000 to executive officers to finance the open market acquisition of shares of the Company and the acquisition of product rights and intangibles of $1,161,000.

Net cash was generated from financing activities of $2,635,000 in 1997 compared to net cash used in financing activities of $2,980,000 in 1996. The 1997 cash generated was a result of $4,464,000 received from the issuance of common shares on the exercise of stock options, offset by net long-term debt repayments of $1,829,000. In the comparable period in 1996, cash utilization was a result of net long-term debt repayments of $3,177,000 offset by proceeds of $197,000 received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $19,000 and $830,000 in 1997, and 1996, respectively.

As a result of the foregoing, the Company's cash position as at December 31, 1997 was $8,275,000, compared to $4,526,000 at December 31, 1996.

The Company's total long-term debt (including current portions thereof) was $4,847,000 as at December 31, 1997 compared to $6,968,000 at December 31, 1996.
In addition, the Company has available lines of credit aggregating $45,000,000 for short-term financing and as of December 31, 1997 there were no outstanding borrowings under these lines of credit.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital or sources of financing, at acceptable terms, will be sufficient to sustain the Companyis ongoing operational requirements or its growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In 1997, revenue was generated in the following proportions: 88% in U.S. dollars, 11% in Canadian dollars and 1% in other currencies. In addition expenses were incurred in the following proportions:
73% in U.S. dollars, and 27% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar to the U.S. dollar. The Company has not historically utilized foreign currency hedging instruments.

                       MANAGEMENT DISCUSSION & ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Inflation

Inflation has not had a material impact on the Company's operations.

Year 2000 Compliance

The Company, amongst all other companies worldwide, is exposed to the risks and uncertainties associated with the Year 2000 software problem. The Company is currently engaged in a project to upgrade its information, technology, manufacturing computer software and hardware systems within all of its
operations to programs that are certified Year 2000 compliant.   Presently, the
Company does not anticipate that this will have a material adverse effect on the business operations or financial performance. However, there can be no assurance that this problem will not adversely affect the Company and its business.

Forward-Looking Statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. As such, they are subject to the occurrence of many events outside of the Companyis control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. The risk factors are described in the Companyis filings with the U.S. Securities and Exchange Commission and Canadian securities authorities and include, without limitation, the inherent risk of technical product development failure, the risk of clinical outcomes, regulatory risks, and risks related to proprietary rights, litigation, market acceptance and competition.

                        REPORT OF MANAGEMENT

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Deloitte & Touche has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.


         Eugene N. Melnyk              Kenneth G. Howling
         Chairman of the Board         Vice President, Finance and
                                       Chief Financial Officer

                            AUDITORS' REPORT




To the Board of Directors and Shareholders of BIOVAIL CORPORATION INTERNATIONAL

We have audited the consolidated balance sheets of Biovail Corporation International as at December 31, 1997 and 1996 and the consolidated statements of income and retained earnings (deficit) and of cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997 in accordance with generally accepted accounting principles in Canada.






DELOITTE & TOUCHE
Chartered Accountants


Toronto, Canada
February 20, 1998

                          CONSOLIDATED BALANCE SHEETS

                                               As at December 31, 1997 and 1996
                (all dollar amounts are expressed in thousands of U.S. dollars)

                                                            1997          1996
                                                            ----          ----
ASSETS
CURRENT
  Cash and short-term deposits                             $ 8,275      $ 4,526
  Accounts receivable (Note 4)                              33,114       10,364
  Inventories (Note 5)                                      16,609        8,134
  Executive stock purchase plan loans (Note 6)               2,933        2,512
  Deposits and prepaid expenses                              2,053        1,063
                                                           -------      -------
                                                            62,984       26,599
FIXED ASSETS, net (Note 7)                                  24,172       24,819
OTHER ASSETS, net (Note 8)                                   6,583        7,188
                                                           -------      -------
                                                           $93,739      $58,606
                                                           -------      -------
LIABILITIES
CURRENT
  Accounts payable                                         $ 4,579      $ 5,468
  Accrued liabilities                                        6,002        1,738
  Income taxes payable                                       1,013          808
  Customer prepayments                                       1,840        6,681
  Current potion of long-term debt (Note 9)                  1,887        2,298
                                                           -------      -------
                                                            15,321       16,983
LONG-TERM DEBT (Note 9)                                      2,960        4,670
                                                           -------      -------
                                                            18,281       21,663
                                                           -------      -------
SHAREHOLDERS' EQUITY
  Share capital (Note 10)                                   18,465       14,614
  Warrants (Note 10)                                         8,244           --
  Retained earnings                                         49,709       22,712
  Cumulative translation adjustment                           (960)        (383)
                                                           -------      -------
                                                            75,458       36,693
                                                           -------      -------
                                                           $93,739      $58,606
                                                           -------      -------

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:



EUGENE N. MELNYK                           BRUCE D. BRYDON
Chairman of the Board                      Director and Chief Executive Officer

       CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

              For the years ended December 31, 1997, 1996 and 1995
                 (All dollar amounts except per share data are
                    expressed in thousands of U.S. dollars)


                                              1997         1996         1995
                                              ----         ----         ----
REVENUE
   Research and development               $    19,559  $     4,374   $    4,333
   Manufacturing                               50,333       54,313        7,915
   Royalty and licensing                       12,487        7,743        7,396
                                          -----------  -----------  -----------
                                               82,379       66,430       19,644
                                          -----------  -----------  -----------

EXPENSES
   Research and development                    14,386       10,901        7,194
   Cost of manufactured goods sold             16,471       21,757        2,715
   Selling general and administrative          13,989       10,166        7,182
                                          -----------  -----------  -----------
                                               44,846       42,824       17,091
                                          -----------  -----------  -----------
OPERATING INCOME                               37,533       23,606        2,553
INTEREST (EXPENSE) INCOME net (Note 9)           (351)         392          (99)
GAIN ON LICENSING SETTLEMENT (Note 15)              -            -        3,617
                                          -----------  -----------  -----------
INCOME BEFORE INCOME TAXES                     37,182       23,998        6,071
PROVISION FOR INCOME TAXES (Note 12)            1,941          714          201
                                          -----------  -----------  -----------
NET INCOME                                     35,241       23,284        5,870

RETAINED EARNINGS (DEFICIT),
   BEGINNING OF YEAR                           22,712         (572)      (6,442)
CONTRIBUTION TO INTELLIGENT POLYMERS
   LIMITED (Note 10)                           (8,244)           -            -
                                          -----------  -----------  -----------
RETAINED EARNINGS (DEFICIT), END OF YEAR  $    49,709  $    22,712  $      (572)
                                          ===========  ===========  ===========
EARNINGS PER SHARE (Note 11)              $      1.38  $      0.92  $      0.23
                                          ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING (Note 11)            25,606,000   25,378,000   24,993,000
                                          ===========  ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                          For the years ended December 31, 1997, 1996 and 1995
                (All dollar amounts are expressed in thousands of U.S. dollars)

                                                   1997        1996        1995
                                              ---------    --------    --------
NET INFLOW (OUTFLOW) OF CASH RELATED
  TO THE FOLLOWING ACTIVITIES

OPERATING
  Net income for the year                      $ 35,241    $ 23,284   $  5,870
  Depreciation and amortization                   3,157       1,967      1,238
                                              ---------    --------   --------
                                                 38,398      25,251      7,108

  Change in non-cash operating items
    (Note 14)                                   (34,082)    (30,873)    24,038
                                              ---------    --------   --------
                                                  4,316      (5,622)    31,146
                                              ---------    --------   --------

INVESTING
  Additions to fixed assets, net                 (2,664)     (6,692)    (2,642)
  Purchase of product rights
    and intangibles, net (Note 8)                   (86)     (1,161)    (2,617)
  Executive stock purchase plan loans (Note 6)     (421)     (2,512)        --
  Investment in Intelligent Polymers Limited
    (Note 8)                                        (12)         --         --
  Business acquisition (Note 3)                      --          --     (4,288)
  Balance of consideration with respect to the
    acquisition of subsidiary companies and
    non-controlling interest therein                 --          --       (955)
                                              ---------    --------    --------
                                                 (3,183)    (10,365)    (10,502)
                                              ---------    --------    --------

FINANCING
  Issuance of share capital (Note 10)             4,464         197         702
  Increase in long-term debt                        373         841       2,852
  Reduction in long-term debt                    (2,202)     (4,018)     (3,293)
                                              ---------    --------    --------
                                                  2,635      (2,980)        261
                                              ---------    --------    --------

EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                                   (19)       (830)        599
                                              ---------    --------    --------

INCREASE (DECREASE) IN CASH                       3,749     (19,797)     21,504

CASH AND SHORT-TERM DEPOSITS,
  BEGINNING OF YEAR                               4,526      24,323       2,819
                                              ---------    --------    --------
CASH AND SHORT-TERM DEPOSITS,
  END OF YEAR                                 $   8,275    $  4,526    $ 24,323
                                              =========    ========    ========


The accompanying notes are an integral part of the consolidated financial statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars except number of shares and per share data)


1.   GOVERNING STATUTE AND NATURE OF OPERATIONS

         The Company was formed by the amalgamation of its predecessor companies, Trimel Corporation and its then subsidiary, Biovail Corporation International (the "Company") effective March 29, 1994 under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2.   SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 18


    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.


    USE OF ESTIMATES

    In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1997. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 9.


    REVENUE RECOGNITION

    Research and development revenue represents fees earned from third party customers for services rendered with respect to contract research and product development done on their behalf. The Company's policy is to expense as incurred all research and product development costs net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers.


     Revenue from the sale of manufactured products is recognized when the product is shipped to the customer.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Royalty revenue is recognized on an accrual basis in accordance with contractual agreements with third parties and is net of amounts payable to sublicensees.

    Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon the completion of each specific event

    CASH AND SHORT-TERM DEPOSITS

    Cash and short-term deposits include highly liquid investments with original maturities of three months or less when purchased.

    INVENTORIES

    Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

    FIXED ASSETS AND RELATED DEPRECIATION

    Fixed assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of fixed assets over their estimated useful lives using the straight line basis are as follows:

Buildings                               25 years
Machinery and equipment                 10 years
Other equipment                          5 years
Leasehold improvements             term of lease


    OTHER ASSETS

    Goodwill and product rights are amortized on a straight-line basis over the estimated lives of the assets, 8 to 20 years. Goodwill and product rights are evaluated periodically, based on estimated future cash flows computed on a discounted basis and if conditions warrant, an impairment valuation is provided.

    Investments are recorded at cost.

    REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

    Reporting currency

    The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

    Foreign currency transactions

     Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings except for the unrealized gains or losses on long-term debt which are deferred and amortized over the term of the debt. At December 31, 1997 and 1996 there were no unrealized exchange gains or losses.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Self-sustaining foreign subsidiaries

    Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the
    year.   Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate in respect to the Swiss Franc and Canadian dollars.

    CUSTOMER PREPAYMENTS

    Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates. Accounts receivable on these billings are recorded net of that portion that relates to the prepayments received, which amount is recorded as a reduction to customer prepayments.

    1996 AND 1995 FIGURES

    Certain of the 1996 and 1995 figures have been reclassified to conform to the 1997 presentation.

3. BUSINESS ACQUISITION

    ACQUISITION OF OPERATING ASSETS OF  GALEPHAR PUERTO RICO INC., LIMITED

    Effective September 13, 1995, a subsidiary of the Company acquired the operating assets of Galephar Puerto Rico Inc., Limited ("Galephar"), a drug delivery company specializing in the development of controlled release products. This acquisition has been accounted for using the purchase method and the net assets acquired at the fair value assigned thereto and consideration paid is as follows:

Fixed assets                            $3,743
Working capital deficiency                (415)
Goodwill                                   960
                                        ------
Net assets acquired                     $4,288
                                        ======
Cash consideration paid                 $4,288
                                        ======


    The historical operations of Galephar, when compared to the historical operations of Biovail, were not significant.

4. ACCOUNTS RECEIVABLE


                                               1997      1996
                                          ---------   --------
                   Trade and royalties    $  31,331   $  8,082
                   Other receivables          1,783      2,282
                                          ---------   --------
                                          $  33,114   $ 10,364
                                          =========   ========


     Other receivables comprise primarily amounts relating to refundable withholding taxes, goods and services tax, and customs and duties.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. INVENTORIES

                                    1997        1996
Raw materials                   $   6,145    $  4,212
Work in process                    10,262       3,922
Finished goods                        202           -
                                $  16,609    $  8,134


6. EXECUTIVE STOCK PURCHASE PLAN LOANS

    Executive Stock Purchase Plan ("ESPP") loans of $2,644,000 (1996 - $2,512,000) were made to finance the acquisition of shares of the Company on the open market by executive officers and an additional loan of $289,000 (1996 n nil) was made to an executive officer of the Company. The ESPP loans are secured by shares of the Company owned by executive officers, bear interest at 1/4 % over bank prime rate, equal to the Company's rate for borrowings, and are due on December 1, 1998.

    The additional loan to an executive officer of the Company bears interest at 1/4 % over the bank prime rate, equal to the Company's rate for borrowings. This loan and all outstanding interest were repaid to the Company in January 1998.

7. FIXED ASSETS

                                  1997                                  1996
                             Accumulated                         Accumulated
                   Cost      Depreciation         Cost           Depreciation
 Land               $1,314        $-               $1,314         $      -
 Buildings          15,511     2,323               15,834            1,649
 Machinery
 and equipment      11,625     3,243               10,024            2,002
 Otherequipment
 andleasehold
 improvements        2,816     1,528                2,369            1,071
                    31,266    $7,094               29,541         $  4,722
 Less
 Accumulated
 Depreciation        7,094                          4,722
                   $24,172                        $24,819


8. OTHER ASSETS

                                             1997    1996
Goodwill, net                              $3,111  $3,377
Product rights, net                         3,460   3,619
Investment                                      -     192
Other                                      $6,583  $7,188


     The investment consists of 12,000 special shares of Intelligent Polymers Limited (iIPLi) at a cost of $12,000. These special shares have no rights to any profit entitlement.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. LONG-TERM DEBT AND LINE OF CREDIT


                                                                1997         1998
NON-INTEREST BEARING GOVERNMENT LOAN
Payable to Western Economic Diversification, a Canadian
federal government agency. This loan is repayable on a
semi-annual installment basis with the final payment
due in 2001                                                   $2,300         $2,850

OTHER

Term Bank Loan

Secured by a general security agreement, providing a
first floating charge over all of the Company's assets,
bearing interest at bank prime rate plus 0.75%.  This
loan is repayable in equal quarterly principal
installments of $175,000 with the final payment due
December 31, 1998.                                               699          1,459

Bank Loan

Secured by a general security agreement, pledging all of
the Company's assets, including the shares of subsidiary
companies and a debenture with a fixed charge on certain
manufacturing facility land and building, bearing interest
at bank prime rate plus 0.75%. This loan is repayable in
equal quarterly principal installments of $175,000 with the
final payment due September 30, 2000.                          1,848          2,659

                                                               4,847          6,968
Less current portion                                           1,887          2,298
                                                              $2,960         $4,670


    The Company has available lines of credit of $45,000,000 for short-term financing with a Canadian chartered bank for which a charge on accounts receivable, inventories and certain product rights has been given. As at December 31, 1997, there were no outstanding borrowings under these lines of credit.

    The fair value of the long-term debt approximates $4,357,000 compared to the carrying value of $4,847,000.

    Interest expense on long-term debt amounted to $199,000, $591,000 and $718,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

       Principal repayments on long-term debt are as follows:

         1998                                                  $    1,887
         1999                                                       1,400
         2000                                                       1,322
         2001                                                         238
                                                               $    4,847

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. SHARE CAPITAL

    AUTHORIZED AND ISSUED SHARES

     Effective January, 1996, the shareholder of the Company authorized a 3 for 1 split with respect to the issued common shares, and an increase in the authorized capital to 60,000,000 common shares without par value.


                                                                Number of Shares      Amount
                                                                ----------------      ------
     (In thousands)

     Balance, December 31, 1994, before stock split                        8,274     $13,415
     Issued on exercise of options                                           168         702
     Effect of exchange rate changes                                          --         372
                                                                          ------     -------
     Balance, December 31, 1995 before stock split                         8,442      14,489
     Effect of 3 for 1 stock split                                        16,885          --
                                                                          ------     -------
     Balance, December 31, 1995 after giving effect to stock split        25,327      14,489
     Issued on exercise of options                                           100         197
     Effect of exchange rate change                                           --         (72)
                                                                          ------     -------
     Balance, December 31, 1996                                           25,427      14,614
     Issued on the exercise of options                                     1,233       4,434
     Issued on Employee Stock Purchase Plan                                    1          30
     Effect of exchange rate change                                           --        (613)
                                                                         -------     -------
     Balance December 31, 1997                                            26,661     $18,465
                                                                         =======     =======

     STOCK OPTIONS

     The Company provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long-term incentives and regards to executive officers, directors, key employees and consultants, contingent upon an increase in the market value of the Company's common stock. The total number of shares which are reserved and set aside for issue under the Stock Option Plan, and under all other management options outstanding shall not in the aggregate exceeds 4,800,000 common shares. (Options for all years presented, have been calculated after giving effect to the 3 for 1 split in January, 1996).

                                                              1997                1996             1995
                                                              ----                ----             ----
     (In thousands)

     Options outstanding at beginning of year                2,751               2,779            1,908
     Options granted during the year                         1,179                 208            1,461
     Options exercised during the year                      (1,233)               (100)            (504)
     Options cancelled during the year                        (177)               (137)             (86)
                                                            ------              ------           ------
     Options outstanding at end of year                      2,520               2,751            2,779
                                                            ======              ======           ======
     Options exercisable at end of year                        708               1,308            1,060

     Price range of options grated during the year     $22.00--$35.40       $20.00--$34.75    $2.44--$20.00

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The outstanding options expire from 1998 to 2002 at exercise prices ranging from Cdn. $1.00 to U.S. $35.40 per share. During 1997, options for 1,233,000 common shares were exercised for proceeds of $4,434,000.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company provides an Employee Stock Purchase Plan whereby the employees can purchase stock, through contributions made by way of payroll deductions.

    WARRANTS

    In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase one common share of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. Beginning September 30, 1999, the units will separate and the IPL common shares and the Company warrants may trade independently of each other. The warrants are exercisable at $40.00 per share from October 1, 1999, until September 30, 2002.

    The Company has recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and has recorded a charge to retained earnings to reflect the equivalent contribution to IPL.

11. EARNINGS PER SHARE

    Earnings per share, for all years presented, has been calculated using the weighted average number of shares outstanding during the year, after giving effect to the 3 for 1 stock split in January, 1996. The earnings per share in 1997, 1996 and 1995 on a fully diluted basis giving effect to the exercise of all options and warrants granted would have been $1.32, $0.83 and $0.21 per share, respectively.

12. INCOME TAXES

    The major factors which caused variations from the Company's combined federal and provincial statutory income tax rate of 44.34% applicable to income before income taxes are as follows:


                                                                   1997        1996      1995
Provision for income taxes based on
statutory rate                                                   $16,486      $10,664   $2,692
Reduction of income taxes resulting from
income of foreign subsidiaries taxed
at lower effective rate                                          (14,331)     (12,932)  (4,271)
Benefit of losses not recognized for
accounting purposes                                                    -        2,982    1,780
Benefit of utilization of losses carried forward                    (214)           -        -
                                                                  $1,941         $714     $201

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    At December 31, 1997, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or to reduce income taxes payable. These losses and investment tax credits expire as follows:


                            Non-Capital Losses
                     -----------------------------      Investment
                      Federal           Provincial      Tax Credits
                     --------   ------------------      -----------

    1998              $ 6,704            $   7,335      $        85
    1999                3,271                3,957              904
    2000                  653                1,211              486
    2001                2,175                2,164              447
    2002                   --                1,251              142
    2003                   --                3,168              457
    2004                   --                   --              809
    2005                   --                   --              773
    2006                   --                   --            2,500
                     --------             --------         --------
                     $ 12,803             $ 19,086         $  6,603
                     ========             ========         ========

    The benefits of these losses carried forward and investment tax credits will be recorded when realized.


13. OPERATING LEASES

    Minimum lease commitments under operating leases for each of the next five years are as follows:

    1998                                                     $     575
    1999                                                           154
    2000                                                            76
    2001                                                            15
    2002                                                            --



14. CHANGE IN NON-CASH OPERATING ITEMS

                                        1997        1996         1995
                                   ---------   ---------     --------

    Accounts receivable            $ (23,145)  $  (4,194)    $   (963)
    Inventories                       (8,622)     (4,489)      (3,795)
    Deposits and prepaid expenses       (991)       (888)        (111)
    Accounts payable                    (875)        892        2,450
    Accrued liabilities                4,190      (2,280)       1,096
    Income taxes payable                 201        (153)         193
    Customer prepayments              (4,840)    (19,761)      25,168
                                   ---------   ---------     --------
                                   $ (34,082)  $ (30,873)    $ 24,038
                                   =========   =========     ========

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. LITIGATION

    In 1995, the Company's previously existing, contractual, legal and financial relationships with its former licensee, Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously licensed by the Company for the once-daily controlled-release formulation of diltiazem. As a result of Hoechst's aquisition of Marion Merrell Dow Inc., a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995, resulting in a gain to the Company of $3,617,000, net of legal and other expenses relating to the settlement.

    In 1996, Biovail entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counterclaims made in Litigation with respect to alleged patent infringement by Biovail of Elan's controlled release patents for the drug delivery system employed in Cardizem CD. Such settlement agreement requires the payment of royalties by Biovail to Elan on U.S. sales of Tiazac(R) and on U.S. sales of any generic version of Cardizem CD introduced by Biovail and payments by Elan to Biovail on U.S. sales of Verelan. Pursuant to such settlement agreement, Biovail expects to be able to seek to introduce a generic version of Cardizem CD, free of patent infringement litigation by Elan. Furthermore, pursuant to such settlement agreement, Elan is precluded in substance from commencing a lawsuit for patent infringement of its generic version of Verelan. However, Elan's exclusive licensee has commenced a patent infringement suit on behalf of such licensee and Elan which alleges that Biovail's filing of its ANDA for a generic version of Verelan infringes one claim of the patent covering Verelan. If successful, that suit could delay Biovail's marketing of its Verelan generic product. Biovail is vigorously defending such suit and has counterclaimed alleging that Elan's licensee has violated the anti-trust laws of the United States by filing a frivolous suit in an attempt to maintain market exclusivity.
    In addition, Biovail has filed a Motion for Summary Judgment seeking an order from the court that its ANDA does not infringe that patent.

    In January, 1998, Andrx Pharmaceutical, Inc., ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defences based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner.

    In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC
     (30mg) and Procardia XL (30mg and 60mg) products. Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, which ever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents. In addition, the Company has brought an action against the patent holders for violation of the anti-trust laws and for tortious interference with the Company's perspective business advantage.

16.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

     Intelligent Polymers Limited ("IPL")

     IPL was formed by the Company in July, 1997. In September, 1997, the Company concluded a development and license agreement (the ''Development Contract'') and a services agreement with IPL, whereby the Company develops on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units resulting in net proceeds to IPL before offering expenses of approximately $69,500,000.

     The proceeds of the offering will be used by IPL primarily to make payments to the Company under the Development Contract. The Development Contract provides for the Company to conduct product development in respect of the designated products. Such costs shall be computed with respect to internal costs incurred by the Company at its fully absorbed cost plus a mark-up, consistent with contractual relationships the Company has with other third parties.

     Revenue received by the Company from IPL pursuant to the Development Contract in the year ended December 31, 1997, included: i) an initial payment of $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development, and ii) payments of $6.1 million for product development.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing on the closing date of the offering and ending on the earlier of (i) September 30, 2002, or (ii) the 90th day after the date IPL provides the Company with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis would be as follows:

                                                                 Purchase Option
                                                                 Exercise  Price

  Before October 1, 2000                                             $  39.06
  On or after October 1, 2000 and on or before September 30, 2001       48.83
  On or after October 1, 2001 and on or before September 30, 2002       61.04


    The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release products. Eight of the twelve products have been identified and at December 31, 1997, four had been filed with the Food and Drug Administration ("FDA").

    The Company will incur all costs and expenses for the development and registration for the eight identified products. The Company and Teva will jointly select and share equally the costs associated with the development and registration for the four unidentified products.

     Under the terms of the agreement, Teva is obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million relates to reimbursement of research and development fees and $11.0 million for the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement in the year ended December 31, 1997, included $10.0 million reimbursement of research and development costs and $6.0 million of product sales.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    The Company considers that its operations fall principally into one class -- the development, manufacture, and sale of pharmaceutical products. The Company's revenue, profitability and assets by geographic area for the year ended December 31, 1997, 1996 and 1995 are as follows:

                                             1997           1996           1995
                                             ----           ----           ----
    REVENUE
    Canada                               $ 28,819       $ 19,585       $  6,952
    Switzerland                             6,665          6,433          6,242
    Puerto Rico and Barbados               70,729         58,588         10,120
                                         --------       --------       --------
                                          106,213         84,606         23,314
    Less intersegment                     (23,834)       (18,176)        (3,670)
                                         --------       --------       --------
                                         $ 82,379       $ 66,430       $ 19,644
                                         ========       ========       ========


    OPERATING INCOME (LOSS)
    Canada                               $   (935)      $ (6,153)      $ (6,720)
    Switzerland                             3,929          4,167          2,571
    Puerto Rico and Barbados               34,539         25,592          6,702
                                         --------       --------       --------
                                           37,533         23,606          2,553

    Other (expense) income, net
     of income taxes                       (2,292)          (322)         3,317
                                         --------       --------       --------
    Net income                           $ 35,241       $ 28,284       $  5,870
                                         ========       ========       ========

    TOTAL ASSETS
    Canada                               $ 41,285       $ 26,357       $ 21,675
    Switzerland                             8,005          7,214          9,467
    Puerto Rico and Barbados               44,449         25,035         29,725
                                         --------       --------       --------
                                         $ 93,739       $ 58,606       $ 60,867
                                         ========       ========       ========

    Major Customers:
    In 1997, Forest Laboratories Inc., Teva and IPL accounted for 46%, 19% and 12% of total revenue, respectively.


18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP") which conforms in all material respects applicable to the Company, with those in the United States ("U.S. GAAP") during the periods presented except with respect to the following:

    a) Reconciliation of net income under Cdn. and U.S. GAAP

                                             1997           1996           1995
                                             ----           ----           ----
    Net income under Cdn. GAAP           $ 35,241       $ 23,284       $  5,870

    U.S. GAAP adjustments
     Collection of warrant
      subscription receivable                (750)            --             --
                                         --------       --------       --------
    Net income according to U.S. GAAP    $ 34,491       $ 23,284       $  5,870
                                         ========       ========       ========

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                  1997     1996    1995
                                                 -------  ------  ------
       Earnings per share under U.S. GAAP
       Basic                                       $1.35   $0.92   $0.23
       Fully diluted                               $1.30   $0.86   $0.22
       Weighted average number of  common shares
       outstanding  under U.S. GAAP
       Basic                                      25,606  25,378  24,993
       Fully diluted                              26,619  26,932  26,674


    In February, 1997, the Financial Account Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share", which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the year ended December 31, 1997. All prior period weighted average and per
    share information has been restated in accordance with SFAS No. 128.   The
    computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.

    b)  The components of shareholders' equity under U.S. GAAP are as follows:


                                                  1997     1996
                                                 -------  -------

              Share capital                      $18,465  $14,614
              Warrants                             8,244        -
              Warrants subscription receivable   (7,494)        -
              Retained earnings                   57,203   22,712
              Cumulative translation adjustment    (960)    (383)
                                                 -------  -------
                                                 $75,458  $36,943
                                                 =======  =======



       Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount would be recorded as a reduction in retained earnings.

    c) Under U.S. GAAP, the following additional supplemental cash flow disclosure would be provided:

                                      1997       1996     1995
                                    -------     ------    -----
Cash paid for:
Interest                            $   691     $  608    $ 827
Income taxes                          1,736        603       69

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES -- CONTINUED

    d) Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 - "Accounting for Income Taxes":

       As at December 31, 1997, the Company has unused tax benefits of approximately $10,497,000 related to net operating loss and tax credit carry forwards all of which relate to the Canadian operations. Under U.S. GAAP, a valuation allowance of an equivalent amount would be recognized to offset the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax credit carry forwards.

       The net change in the valuation allowance for the deferred tax asset was a decrease of $214,000 in 1997, and an increase of $2,982,000 and $1,780,000 in the years ended December 31, 1996 and 1995, respectively.

    e) The Company does not recognize compensation expense for its employee stock-based compensation plans. Had compensation cost for the employee stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 - "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced by approximately $4,218,000, $3,213,000 and $1,035,000 or $0.16, $0.13 and $0.04 per share in the years 1997, 1996 and 1995, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively; dividend yield of 0%, expected volatility of 43%, risk-free interest rate of 5.7% and expected lives of an average of 4 years.

    f) There were no impairment write-downs related to goodwill, product rights, or fixed assets required under U.S. GAAP.

    g) New statements of Financial Accounting Standards

       In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported separately from the Company's accumulated deficit balance in a financial statement that is displayed with the same prominence as other financial statements. The Statement is effective for the Company's December 31, 1998 financial statements. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

       In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way that a public business enterprise reports information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for the Company's December 31, 1998 financial statements. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

                        COMMON SHARE INFORMATION

PRINCIPAL MARKETS

The common shares of the Company are listed on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSE") under the symbol "BVF". The following table sets out the high and low closing prices for the common shares for the calendar quarters shown below.

New York Exchange/American Stock Exchange - U.S.$

1997                 High         Low          1996             High      Low
1st Quarter          29.88        21.25        1st Quarter      30.75     21.75
2nd Quarter          32.63        20.88        2nd Quarter      40.00     22.50
3rd Quarter          30.13        25.44        3rd Quarter      36.88     20.25
4th Quarter          39.06        26.63        4th Quarter      37.25     25.38


Toronto Stock Exchange - Cdn. $


1997                 High         Low          1996             High      Low
1st Quarter          40.25        28.45        1st Quarter      43.00     29.75
2nd Quarter          46.00        29.00        2nd Quarter      54.50     31.00
3rd Quarter          43.00        35.45        3rd Quarter      50.10     28.25
4th Quarter          56.45        33.45        4th Quarter      50.00     34.50

CORPORATE GOVERNANCE

General

The responsibility to oversee the conduct of the business and to guide management of Biovail resides with the Board of Directors.

The Directors

The Board consists of eight members, including five officers and three outside directors. In addition to the Board of Directors, a number of standing committees have been formed to assist the Directors in their responsibilities. These committees include the Audit Committee.


Audit Committee

The Audit Committee consists of the Chairman of the Board and two directors, who are not involved in the day to day operations of the Company. The Audit Committee assists the Board of Directors by reviewing the Company's internal controls and auditing procedures, any relevant accounting or regulatory matters and recommending the appointment of external auditors.

Shareholders Feedback and Concerns

The Company conducts an active shareholder relations program under the direction of the Chairman and Chief Financial Officer. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers with respect to reported financial results and other announcements by the Company.

The Board believes that the Board and its Committees carry out effective governance of the Company's affairs. The Board will continue to review the Company's governance practices and will make changes as required.

CORPORATE INFORMATION


BOARD OF DIRECTORS

Eugene N. Melnyk, Chairman of the Board
Bruce D. Brydon
Robert A. Podruzny
Rolf K. Reininghaus
Kenneth C. Cancellara, Q.C.,  Secretary
Wilfred Bristow
Roger Rowan
Robert Vujea

OFFICERS OF THE CORPORATION

Eugene N. Melnyk, Chairman of the Board
Bruce D. Brydon, Chief Executive Officer
Robert A. Podruzny, President, Chief Operating Officer
Kenneth C. Cancellara, Q.C.,  Senior Vice President, General Counsel
Rolf K. Reininghaus, Senior Vice President and President Crystaal Corporation Kenneth G. Howling, Vice President, Chief Financial Officer
Dr. Isa Odidi, Vice President, Research and Development
John R. Miszuk, Vice President, Controller
Marie Claire Pilon, Vice President, International Marketing
Marc Canton, Vice President, General Manager Contract Research  Division

AUDITORS

Deloitte & Touche, Chartered Accountants, Toronto, Canada

BANKERS

Bank of Nova Scotia, Toronto, Canada

LEGAL COUNSEL

Cassels, Brock & Blackwell, Toronto, Canada
Cahill, Gordon, Reindel, New York, USA

REGISTRARS and TRANSFER AGENTS

CIBC Mellon Trust Company, Toronto, Ontario
ChaseMellon Shareholder Services, New York, USA

COMMON STOCK

Biovail Corporation International is traded on the New York Exchange in the United States and the Toronto Stock Exchange in Canada under the symbol BVF.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of shareholders will be held at 10:00 a.m., Friday, July 10, 1998 at: The Royal York Hotel, Upper Canada Room,
100 Front Street, Toronto, Ontario.

Graphic Design and Lithography by Marathon Graphics Communications Inc.

FOR FURTHER INFORMATION

Please contact Investor relations for additional copies of this report, for the Annual Report on form 20-F as filed with the United States Securities and Exchange Commission, for Quarterley Reports of the company, or for further information, please direct your request to:

INVESTOR RELATIONS

Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
Canada  L5L 1J9
Phone  (416) 285-6000
Fax  (416) 285-6499


The Biovail word, logo, Tiazac(R), Viazem, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States, and certain other jurisdictions.

                   BIOVAIL CORPORATION INTERNATIONAL

                           2488 Dunwin Drive
                          Mississauga, Ontario
                            Canada  L5L 1J9